

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com



News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for September

TORONTO (October 2, 2006) – CI Financial Income Fund ("CI") today reported net sales of $9 million for September 2006, and assets under management of $58.3 billion and fee-earning assets of $75.8 billion at the end of the month.

CI Investments Inc. had gross sales of $543 million and net sales of $47 million, consisting of net sales of $37 million in long-term funds and $10 million in money market funds. CI Investments also recorded net sales of $4 million in structured products. United Financial Corporation had gross sales of $58 million and net redemptions of $42 million.

"Our retail fund flows continue to be strong," said Stephen A. MacPhail, President and Chief Operating Officer, "and we expect a good sales month in October."

CI's assets under management at September 30, 2006, consisted of investment fund assets at CI Investments and United Financial of $57.2 billion and structured products/closed-end funds of $1.1 billion. CI's administered/other assets of $17.5 billion included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI, and $16.1 billion in assets under administration at Assante Wealth Management and IQON Financial Management Inc. (net of assets under management at United Financial), which generate fees for those companies.

In other news, Morningstar Canada announced in September that CI Investments continued to lead the industry for five-star funds, with 42 mutual and segregated funds having the top rating at August 31, 2006.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND SEPTEMBER 30, 2006 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$478	$441	$37
CI money market	65	55	10
TOTAL CI Investments	$543	$496	$47
TOTAL United Financial	$58	$100	-$42
TOTAL Structured Products	$4	$0	$4
TOTAL CI	$605	$596	$9

FEE-EARNING ASSETS	August 31/06 (millions)	September 30/06 (millions)	% Change
CI mutual/segregated funds	$47,954	$47,876	-0.2%
United Financial funds	9,365	9,356	-0.1%
	$57,319	$57,232	-0.2%
Structured products/closed-end funds	1,070	1,062	-0.7%
TOTAL Assets Under Management	$58,389	$58,294	-0.2%
CI administered/other assets	1,364	1,377	1.0%
Assante/IQON assets under administration (net of $9.4 billion in United funds) (est)	16,131	16,131	0.0%
TOTAL FEE-EARNING ASSETS	$75,884	$75,802	-0.1%

AVERAGE ASSETS UNDER MANAGEMENT	August 31/06 (millions)	September 30/06 (millions)	% Change
Monthly	$58,164	$58,074	-0.2%
Quarter-to-date	$57,038	$57,293	0.4%
Fiscal year-to-date	$57,038	$57,293	0.4%

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (May) (millions)	Fiscal 2006 (Dec.) (millions)	% Change
Fiscal year average assets	$54,083	$57,293	5.9%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,007,303	Bank debt	$444
Trust units	138,038,224	Cash & marketable securities	(35)
Total outstanding units	284,045,527	Net debt outstanding	$409
Yield at $29.77	6.8%	Net debt to annualized EBITDA (most recent quarter)	0.62:1
In-the-money options	5,427,910	In-the-money equity comp. liability (net of tax)	$51
Percentage of all options	100%	Terminal redemption value of funds	$786
All options % of units	1.9%	Quarter-to-date equity-based compensation*	($3)

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($31.03) to September 30, 2006 ($29.77).

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces portfolio management changes

TORONTO (October 3, 2006) – CI Financial Income Fund ("CI") today announced portfolio management changes affecting several mutual funds at CI Investments Inc.

CI was notified late this afternoon by Kim Shannon, President of Sionna Investment Managers Inc., that the firm is terminating its contract with CI Investments after a 60-day notice period.

Sionna is portfolio advisor and Ms. Shannon is lead portfolio manager of the following CI mutual funds: CI Canadian Investment Fund, CI Canadian Investment Corporate Class, CI Canadian Small/Mid Cap Fund and CI Canadian Asset Allocation Fund.

"While it is unfortunate that Kim has decided to move on, CI is clearly blessed with an abundance of top-ranked and award-winning Canadian equity managers," said William T. Holland, Chief Executive Officer. "We are positive that CI will continue to provide the same high quality of portfolio management expertise to the investors in these funds."

CI's lineup of Canadian equity managers includes Eric Bushell of CI Investments' Signature Advisors, Gerry Coleman of Harbour Advisors of CI Investments, Daniel Bubis of Tetrem Capital Partners, and David Picton of Synergy Asset Management.

Mr. Holland said CI has already begun its analysis to determine the replacement portfolio managers and that the firm expects to make an announcement in short order.

"Our obligation to our fund investors is our most important duty and we are deploying our extensive resources to ensuring these portfolios are managed to the high standards our investors and their advisors have come to expect," Mr. Holland said.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

CI Financial **News Release**

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations, or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
William T. Holland
Chief Executive Officer
(416) 364-1145



2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI appoints top Canadian value manager to lead CI Canadian Investment Fund

TORONTO (October 10, 2006) – CI Investments Inc. ("CI") announced today that it has appointed Daniel Bubis, President and Chief Investment Officer of Tetrem Capital Partners Ltd., as lead portfolio manager of CI Canadian Investment Fund and CI Canadian Investment Corporate Class.

"Daniel Bubis is a well-known, top-ranked manager who meets the high expectations of CI Canadian Investment Fund's investors," said Peter W. Anderson, Chief Executive Officer of CI. "His long-term track record is exceptional and is one of the best in Canada.

"Furthermore, Danny and his team at Tetrem use a disciplined value approach to investing that is a perfect fit for the fund's position as a leading Canadian value fund."

Mr. Bubis is widely respected in the investment community for his success as portfolio manager of United Financial Corporation's Canadian Equity Value Pool since March 1993. During his tenure, he has produced stellar results. Over the 10 years ending August 31, 2006, the Pool has achieved an average annual return of 17.2%*, placing it at the top of the Canadian equity fund category. Over the same period, the S&P/TSX Composite Index had an average annual return of 10.8% (Source: Globe HySales).

"We are thrilled with this opportunity to manage the largest and the oldest Canadian equity mutual fund in Canada," said Mr. Bubis.

"Advisors and investors can feel comfortable with our philosophy and our approach. They have invested in CI Canadian Investment Fund because of its consistent returns and downside protection – and that's what we have delivered to our investors over the past 13 years. We will be applying the same successful and proven value-oriented investment discipline to CI Canadian Investment Fund."

Mr. Bubis has performed exceptionally well in both rising and declining markets. He has outperformed the Canadian equity market in five of the last six calendar years. His record of preserving investors' capital during difficult periods, such as the bear market of 2000-2002, is even more impressive. In 2002, Canadian Equity Value Pool gained 8.2%, while the index lost 12.4%, and in 2001, the Pool rose 14.8%, while the index fell 12.6%.

Here are the compound average annual returns of the Pool, its benchmark index and CI Canadian Investment Fund for periods ending August 31, 2006:

	1 year	3 years	5 years	10 years
United Canadian Equity Value Pool	9.4%	19.3%	17.5%	17.2%
United Canadian Equity Value Pool (net of fees*)	7.2%	17.0%	15.2%	14.9%
CI Canadian Investment Fund	10.7%	17.9%	12.8%	13.6%
S&P/TSX Composite Index	15.6%	19.4%	12.4%	10.8%

**United Canadian Equity Value Pool reports its returns after operating expenses but before management fees because not all unitholders in the Pool pay the same management fees. For comparison purposes, the "net of fees" returns have been calculated assuming that the Pool's total MER was the same as the CI Canadian Investment Fund's historical MER.*

"CI has a thorough succession plan for each of its funds, which includes being able to replace each manager with one of similar style and equal stature and track record," said Mr. Anderson. "We have clearly achieved this with Daniel Bubis, and unitholders can be assured that CI Canadian Investment Fund continues to have one of the country's best portfolio managers."

CI has a relationship with Mr. Bubis through United Financial Corporation, an affiliated company.

"Until recently, Danny's expertise was available to retail investors exclusively through United. This was the perfect opportunity to give him a much more prominent role and to offer his industry-leading expertise to a wider spectrum of investors," Mr. Anderson said.

"We look forward to serving the investors in CI Canadian Investment Fund and to building on our relationships with financial advisors across Canada," Mr. Bubis said.

Winnipeg-based Tetrem is an independent firm founded by the in-house investment management team of United Financial (formerly Assante Asset Management Ltd.). Mr. Bubis was the Chief Investment Officer, responsible for the oversight of United's asset management operations, with $7 billion in assets, as well as the management of the Canadian Equity Value Pool. His team at Tetrem includes other members of his United team: Portfolio Manager Sam Pellettieri, Investment Analyst Murray Hanstead and Trader/Analyst Eileen Mueller. At Tetrem, the team has continued as portfolio managers of the Canadian Equity Value Pool and other United mandates. The firm also manages money for other institutional clients. Tetrem's website is www.tetrem.com.

CI also said today that it expects to make a decision on the portfolio management of CI Canadian Small/Cap Fund and CI Canadian Asset Allocation Fund in the coming weeks.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $75.8 billion in fee-earning assets as of September 30, 2006. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Commissions, trailing commissions, management fees and expenses all may be associated with mutual fund investments. Please read the prospectus before investing. The indicated rates of return are the historical annual compounded total returns including changes in unit value and reinvestment of all distributions and do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that would have reduced returns. Mutual funds are not guaranteed, their values change frequently and past performance may not be repeated.

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For further information, contact:
Peter W. Anderson
Chief Executive Officer
CI Investments Inc.
416-364-1145

Placements CI

2, rue Queen Est, 20e étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

CI confie la gestion du Fonds de placements canadiens CI à un gestionnaire de style valeur canadien de premier plan

TORONTO (10 octobre 2006) – Placements CI Inc. (« CI ») a annoncé aujourd'hui la nomination de M. Daniel Bubis, Président et Directeur des placements de Tetrem Capital Partners Ltd., à titre de gestionnaire de portefeuille en chef du Fonds de placements canadiens CI et du Fonds de placements canadiens catégorie de société CI.

« Daniel Bubis est un gestionnaire de premier plan bien connu dont les résultats répondent aux attentes élevées des investisseurs du Fonds de placements canadiens CI, » a déclaré Peter W. Anderson, Chef de la direction générale de CI. Ses antécédents, qui comptent parmi les plus impressionnants au Canada, sont exceptionnels.

« En outre, Danny et l'équipe de Tetrem emploient une démarche de placement disciplinée axée sur la valeur qui convient parfaitement au Fonds, l'un des principaux fonds de valeur d'actions canadiennes ».

En sa qualité de gestionnaire de la caisse en gestion commune du Fonds de valeur d'actions canadiennes de Financière Unie depuis mars 1993, M. Bubis s'est mérité le respect de l'ensemble du secteur des placements. Sous sa gestion, le Fonds a dégagé des résultats exceptionnels. Sur la période de 10 ans se terminant le 31 août 2006, le Fonds a en effet obtenu un rendement annuel moyen de 17,2 %*, ce qui lui mérite la première place parmi les fonds d'actions canadiennes. Au cours de la même période, l'indice composé S&P/TSX a, pour sa part, dégagé un rendement annuel moyen de 10,8 % (Source : Globe HySales).

« Nous sommes enchantés de cette occasion qui nous a été offerte de gérer le plus important et plus ancien fonds commun de placement en actions canadiennes au Canada, » a affirmé M. Bubis.

« Les conseillers et les clients peuvent faire confiance à notre philosophie et à notre démarche. Ils ont choisi le Fonds de placements canadiens CI en raison de ses rendements stables et de son excellente protection contre les marchés baissiers : ce sont ces caractéristiques que nous offrons à nos investisseurs depuis 13 ans. Nous entendons utiliser la même discipline de placement axée sur la valeur pour la gestion du fonds CI ».

M. Bubis a obtenu des résultats hors pair peu importe le comportement des marchés et il a surclassé le marché d'actions canadiennes pendant 5 des 6 dernières années. Ses antécédents en matière de préservation du capital des investisseurs en période difficile, par exemple pendant le marché baissier de 2000-2002, sont encore plus impressionnants. En 2002, le Fonds de valeur d'actions canadiennes Unie a progressé de 8,2 % alors que l'indice perdait 12,4 % de sa valeur. En 2001, le Fonds a dégagé un rendement de 14,8 % alors que l'indice reculait de 12,6 %.

Voici les rendements annuels composés moyens du Fonds, de son indice de référence et du Fonds de placements canadiens CI pour différentes périodes se terminant le 31 août 2006 :

	1 an	3 ans	5 ans	10 ans
Fonds de valeur d'actions canadiennes Unie	9,4 %	19,3 %	17,5 %	17,2 %
Fonds de valeur d'actions canadiennes Unie (après soustraction des frais*)	7,2 %	17,0 %	15,2 %	14,9 %
Fonds de placements canadiens CI	10,7 %	17,9 %	12,8 %	13,6 %
Indice composé S&P/TSX	15,6 %	19,4 %	12,4 %	10,8 %

** Le Fonds de valeur d'actions canadiennes Unie rend compte de ses rendements après déduction des frais d'exploitation mais avant déduction des frais de gestion car ce n'est pas tous les porteurs de parts qui paient les mêmes frais. À des fins de comparaison, les rendements après soustraction des frais ont été calculés en supposant que le RFG global du Fonds était le même que le RFG historique du Fonds de placements canadiens CI.*

« Chaque fonds CI possède son propre plan de relève qui inclut un gestionnaire de remplacement offrant un style de placement semblable, une même renommée et des antécédents comparables, a déclaré M. Anderson. C'est manifestement ce que nous avons accompli en choisissant Daniel Bubis. Les porteurs de part peuvent être assurés que le Fonds de placements canadiens CI continue d'être géré par l'un des meilleurs gestionnaires de portefeuille au Canada ».

CI est en relation avec M. Bubis par l'entremise de Financière Unie, une société affiliée.

« Jusqu'à tout récemment, l'expertise de Daniel n'était disponible aux particuliers que par l'intermédiaire de Financière Unie. Nous disposions donc de l'occasion parfaite de lui accorder un rôle beaucoup plus important et d'offrir son expertise de fine pointe à un plus grand nombre d'investisseurs, » poursuit M. Anderson.

« Nous anticipons le plaisir de servir les investisseurs du Fonds de placements canadiens CI et de bâtir des relations avec des conseillers financiers partout au Canada, » a affirmé M. Bubis.

Tetrem Capital Partners, une firme de placement indépendante établie à Winnipeg, au Manitoba, a été fondée par l'équipe de gestion de placements de Financière Unie (anciennement Gestion d'actifs Assante ltée). M. Bubis était directeur des placements responsable de l'ensemble des opérations de gestion de placements de Financière Unie, dont l'actif sous gestion s'élevait à 7 milliards de dollars, ainsi que de la gestion du Fonds de valeur d'actions canadiennes Unie. Son équipe comprend d'autres membres de son ancienne équipe chez Financière Unie, y compris le gestionnaire de portefeuille Sam Pellettieri, l'analyste en placements Murray Hanstead et la négociatrice et analyste Eileen Mueller. L'équipe de Tetrem continue de gérer le Fonds de valeur d'actions canadiennes et d'autres portefeuilles de Financière Unie. La firme gère également des actifs pour le compte d'autres sociétés clientes. Le site Web de Tetrem se trouve à l'adresse www.tetrem.com.

CI a également annoncé qu'elle prévoyait sélectionner très bientôt les nouveaux gestionnaires du Fonds de petites sociétés canadiennes CI et du Fonds canadien de répartition d'actif CI dans les semaines à venir.

Placements CI Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien gérant des actifs d'environ 75,8 milliards de dollars au 30 septembre 2006. CI Financial offre une vaste gamme de produits et de services de placement, y compris une sélection de fonds de placement de premier plan. Le site Web de CI se trouve à l'adresse www.ci.com.

Le présent communiqué de presse contient des déclarations prospectives au sujet de CI et de ses produits et services, y compris ses opérations et ses stratégies d'affaires ainsi que sa performance et sa situation financière. Bien que la direction croie que les prévisions reflétées dans de telles déclarations prospectives sont raisonnables, elles comportent un certain degré de risque et d'incertitude. Les résultats réels peuvent varier de façon appréciable par rapport à ceux exprimés ou signifiés par de telles déclarations prospectives. Les facteurs pouvant causer une variation des résultats réels par rapport aux déclarations incluent notamment les facteurs liés à la conjoncture économique générale et à la conjoncture des marchés, y compris les taux d'intérêt, la concurrence, les changements dans la réglementation ou dans la législation fiscale, ainsi que tout autre facteur dont il est question dans les documents déposés de temps à autre auprès des autorités de réglementation pertinentes.

L'investissement dans des fonds communs de placement peut donner lieu à des commissions, des commissions de suivi, des frais de gestion et d'autres dépenses. Veuillez lire le prospectus avant d'investir. Les taux de rendement indiqués correspondent au total des rendements composés annuels historiques et comprennent les fluctuations de la valeur des titres. Les données sur le rendement supposent le réinvestissement de toutes les distributions mais ne tiennent pas compte des frais de vente, de rachat ou de distribution ni des autres frais facultatifs ou de l'impôt sur le revenu à payer par le porteur de part, lesquels auraient pour effet de réduire les rendements. Les fonds communs de placement ne sont pas garantis, leur valeur fluctue fréquemment et les rendements passés pourraient ne pas se répéter.

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Pour de plus amples renseignements, veuillez communiquer avec :

Peter W. Anderson
Chef de la direction générale
Placements CI Inc.
(416) 364-1145

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending October 31, 2006

Toronto, October 17, 2006 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending October 31, 2006 payable on November 14, 2006 to unitholders of record as at October 31, 2006:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Capital Yield Trust	SLN.UN	Cdn$0.1875 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\oct06\rel-skylon-aggregate.doc

82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Indicative Distribution For Next Twelve Months

Toronto, October 17, 2006 – Skylon All Asset Trust (the "Trust") announces an indicative distribution for the following twelve months of $1.50 per unit ($0.375 per quarter), based upon prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\oct06\rel-all-asset-2.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND
RENEWS NORMAL COURSE ISSUER BID

Toronto, October 26, 2006 - DDJ High Yield Fund (the "Fund") intends to purchase for cancellation up to 538,981 of its Trust Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 538,981 Trust Units represent 5% of the outstanding Trust Units on January 1, 2006 of the Fund, being 10,779,630 Trust Units, and 5% of the number of issued and outstanding Trust Units as at October 25, 2006, being 10,770,030.

The purchases may commence on November 1, 2006 and will terminate on October 31, 2007, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Amended and Restated Trust Agreement governing the Fund, the Fund may only repurchase Trust Units at a price which is less than 90% of the most recently determined Net Asset Value per Trust Unit. If the Trust Units are trading at more than a 10% discount to the Net Asset Value per Trust Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Trust Units to purchase Trust Units in the market.

In the last 12 months under its previous normal course issuer bid, the Fund purchased 9,600 of its Trust Units at an average price of $13.99 per Trust Unit.

For further information, please contact:

David C. Pauli
Executive Vice-President and Chief Operating Officer
CI Investments Inc.
Tel. No.: (416) 681-6542

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

CONVERTIBLE & YIELD ADVANTAGE TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 27, 2006 – Convertible & Yield Advantage Trust (the "Trust") intends to purchase for cancellation up to 290,427 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 290,427 Units represent 10% of the public float of the Trust being 2,904,268 Units as at October 17, 2006. The number of issued and outstanding Units as at October 17, 2006 is 2,904,268.

The purchases may commence on November 1, 2006 and will terminate on October 31, 2007, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

HIGH YIELD & MORTGAGE PLUS TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 27, 2006 – High Yield & Mortgage Plus Trust (the "Trust") intends to purchase for cancellation up to 378,824 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 378,824 Units represent 10% of the public float of the Trust being 3,788,239 Units as at October 17, 2006. The number of issued and outstanding Units as at October 17, 2006 is 3,788,239.

The purchases may commence on November 1, 2006 and will terminate on October 31, 2007, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

SIGNATURE DIVERSIFIED VALUE TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 27, 2006 – Signature Diversified Value Trust (the "Trust") intends to purchase for cancellation up to 146,116 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 146,116 Units represent 10% of the public float of the Trust being 1,461,155 Units as at October 17, 2006. The number of issued and outstanding Units as at October 17, 2006 is 1,461,155.

The purchases may commence on November 1, 2006 and will terminate on October 31, 2007, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated trust agreement, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374

j:\ci\mdt\skylon\ncib\2006\signature\press-final-sdf.doc

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

SKYLON ALL ASSET TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 27, 2006 – Skylon All Asset Trust (the "Trust") intends to purchase for cancellation up to 480,610 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 480,610 Units represent 10% of the public float of the Trust being 4,806,100 Units as at October 18, 2006. The number of issued and outstanding Units as at October 18, 2006 is 4,806,100.

The purchases may commence on November 1, 2006 and will terminate on October 31, 2007, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

In the last 12 months under its previous normal course issuer bid, the Trust purchased 149,400 Units at an average price of $21.77 per Unit.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

SKYLON CAPITAL YIELD TRUST
MAKES A NORMAL COURSE ISSUER BID

Toronto, October 27, 2006 – Skylon Capital Yield Trust (the "Trust") intends to purchase for cancellation up to 446,801of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 446,801 Units represent 10% of the public float of the Trust being 4,468,010 Units as at October 17, 2006. The number of issued and outstanding Units as at October 17, 2006 is 4,468,010.

The purchases may commence on November 1, 2006 and will terminate on October 31, 2007, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated trust agreement, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

In the last 12 months under its previous normal course issuer bid, the Trust purchased 4,100 Units at an average price of $19.06 per Unit.

For more information, please contact:

David C. Pauli
Executive Vice-President
And Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374

82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

SKYLON GLOBAL CAPITAL YIELD TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 27, 2006 – Skylon Global Capital Yield Trust (the "Trust") intends to purchase for cancellation up to 57,670 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 57,670 Units represent 10% of the public float of the Trust being 576,700 Units as at October 17, 2006. The number of issued and outstanding Units as at October 17, 2006 is 576,700.

The purchases may commence on November 1, 2006 and will terminate on October 31, 2007, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated trust agreement, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374

j:\ci\mdt\skylon\ncib\2006\global-cap\press-final-slp.doc

82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

SKYLON GLOBAL CAPITAL YIELD TRUST II MAKES A NORMAL COURSE ISSUER BID

Toronto, October 27, 2006 – Skylon Global Capital Yield Trust II (the "Trust") intends to purchase for cancellation up to 219,511 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 219,511 Units represent 10% of the public float of the Trust being 2,195,111 Units as at October 17, 2006. The number of issued and outstanding Units as at October 17, 2006 is 2,195,111.

The purchases may commence on November 1, 2006 and will terminate on October 31, 2007, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SIA.UN
SIA.U

FOR IMMEDIATE RELEASE

SKYLON INTERNATIONAL ADVANTAGE YIELD TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 27, 2006 – Skylon International Advantage Yield Trust (the "Trust") intends to purchase for cancellation up to 123,148 of its Series A and up to 199,003 Series B Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 123,148 Series A Units and 199,003 Series B Units represent 10% of the public float of the Series A and Series B Units of the Trust being 1,231,483 A Units and 1,990,030 B Units as at October 17, 2006. The number of issued and outstanding as at October 17, 2006 is 1,231,483 A Units and 1,990,030 B Units.

The purchases may commence on November 1, 2006 and will terminate on October 31, 2007, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374